SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of February 2002
                             Dated February 25, 2002



                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F [X]        Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes [_]              No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)



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Exhibit 1      On behalf and at request of its affiliate, Eureko B.V., Banco
               Comercial Portugues, S.A. has published the preliminary announcement of its affiliate's unaudited results for the year ended December 31, 2001.






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


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCO COMERCIAL PORTUGUES, S.A.



                                   By:       Antonio Rodrigues
                                        --------------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors



                                   By:       Luis Gomes
                                        --------------------------------------
                                             Luis Gomes
                                             General Manager



Date: February 25, 2002



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